Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934

Filing Person: Network Associates, Inc.

Subject Company: McAfee.com Corporation
Subject Company’s Commission File No.: 00-28247

Filing Date: August 14, 2002

[NETWORK ASSOCIATES LOGO]

August 13, 2002

Dear Network Associates and McAfee.com Stockholders:

      As you know, Network Associates has been seeking since March of this year to acquire, through an Exchange Offer, the approximately 25 percent of McAfee.com that we do not already own.

      We at Network Associates feel strongly that there are significant benefits to our customers to reuniting these two companies, and that by delivering those benefits, we can best build value for the stockholders of the combined enterprise. Therefore, to facilitate and expedite the successful completion of the Offer, we have increased the value of our Exchange Offer to $15.43 per share, based on Network Associates closing price on Monday, August 12, of $11.01. This revised Offer represents a 20% premium over McAfee.com’s stock price of $12.84 at yesterday’s close.

Details of the Revised Offer

      The consideration in our revised Offer consists of 0.675 of a share of Network Associates common stock plus $8.00 in cash for each outstanding share of McAfee.com Class A common stock. Amending our Offer from an all-STOCK to a stock-plus-cash Offer enables us to increase the attractiveness of the Offer to McAfee.com stockholders while limiting the dilutive effect of the Offer to Network Associates stockholders.

      To give McAfee.com stockholders sufficient time to decide whether to accept our revised Offer, we have extended the Offer until 12:00 midnight, Eastern Time, on September 12, 2002. At that time, the Offer will expire.

      I want to emphasize that this is our BEST AND FINAL OFFER. We believe the Offer is fair to the public stockholders of both McAfee.com and Network Associates. The Board of Directors of Network Associates has determined that we will not under any circumstances accept further dilution or cash expenditure in order to complete this transaction.

Benefits of the Recombination

      There are significant strategic benefits to both companies of this recombination. The small- to medium-sized business and consumer segments of the market for security products are growing at a tremendous pace, as evidenced by the success of our competitors in those markets. It is in the best interest of both Network Associates and McAfee.com stockholders that we address these markets and challenge the competition in a cohesive manner.

      McAfee.com is not positioned by itself to capitalize on the growth in this market segment. It is being outspent by the competition on channel programs, marketing and advertising to win the mindshare of consumers and small businesses, and its cost structure will not allow it to respond effectively. Together, the two companies can more successfully market our products and services, which are more consumer-friendly and technologically superior to the competition.

      Finally, recombining the two companies will eliminate the brand confusion and sales conflicts that have existed since McAfee.com was spun off from Network Associates in 1999.

      All of these benefits will help us to achieve our most important goals: to better serve our customers, who are the key to our success, and to increase shareholder value.

      As McAfee.com’s largest stakeholder, we have a number of options at our disposal to create this more cohesive strategy for addressing the consumer and small business market. We believe, however, that the fastest and most effective way to do so is through a recombination of Network Associates and McAfee.com. It is essential that we focus our energy and our resources to unite against the competition, not engage in battle with each other.

      Like us, McAfee.com’s President and CEO, Srivats Sampath, understands and appreciates the strategic benefits of recombining the two companies. Mr. Sampath told the San Francisco Chronicle on June 17, “We believe there are long-term benefits to recombining these companies.”

Fairness of the Offer

      Beyond the very compelling strategic rationale for the re-combination, we believe our Offer is fair to McAfee.com’s public stockholders for a number of reasons including:

•	We believe that Network Associates stock has significant upside potential, and that the value of our Offer has been unduly affected by shorting activities involving our common stock by risk arbitrageurs and other uncertainty surrounding the recombination and the recent declines in the stock market, particularly in the market valuation of technology companies;

•	McAfee.com stockholders, through ownership of Network Associates common stock, will participate not just in McAfee.com’s business but in all of the combined company’s businesses, including Network Associates’ market share leadership in enterprise antivirus, and our innovative approach to enterprise network security;

•	McAfee.com stockholders will receive immediate liquidity in the form of cash while also receiving a more liquid security; and

•	Because Network Associates already owns approximately 75% of McAfee.com’s total common stock outstanding and holds about 90% of McAfee.com’s total voting power, the possibility of a third-party offer to acquire McAfee.com is remote.

      We firmly believe that our Offer represents a full and fair value for McAfee.com stockholders and are confident that McAfee.com stockholders will agree.

IF YOU ARE A MCAFEE.COM STOCKHOLDER, PLEASE REMEMBER THAT THE DEADLINE TO TENDER YOUR SHARES INTO OUR EXCHANGE OFFER IS ON OR BEFORE SEPTEMBER 12, 2002, WHEN THE OFFER EXPIRES.

      If McAfee.com stockholders have any questions about how to accept our Offer, please call our Information Agent, D. F. King & Co., Inc., toll-free at the following number: 1-800-549-6746.

Sincerely,

/s/ George Samenuk
George Samenuk
Chairman and CEO
Network Associates, Inc.

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